Morgan Crucible

29th January 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Co[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
USA

08000669

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Enclosure

Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:44 29-Jan-08
Number	8059M

TR-1: Notifications of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   The Morgan Crucible Company plc

2. **Reason for the notification**
   (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): ( )
   ……………..

3. **Full name of person(s) subject to notification obligation:**
   JPMorgan Chase & Co.

4. **Full name of shareholder(s)** (if different from 3):
   JPMorgan Asset Management (UK) Limited

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):
   25 January 2008

6. **Date on which issuer notified:**
   29 January 2008

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	**Number of voting rights**
GB0006027295	13,957,030	13,957,030

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	**Number of voting rights**		**% of voting rig**	
		Direct	**Indirect**	**Direct**	**Indire**
GB0006027295	13,230,725		13,230,725		4.83%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
13,230,725	4.83%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co: 13,230,725 (4.83%)
JPMorgan Asset Management (UK) Limited: 13,230,725 (4.83%)

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Tracey Bigmore

15. Contact telephone number:

01753 837222

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:09 28-Jan-08
Number	7100M

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

The Morgan Crucible Company plc announces that on 28 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 215,000 ordinary shares at an average price of 194.2612 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 273,339,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 273,339,074.

The above figure 273,339,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:12 25-Jan-08
Number	6162M

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 25 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 160,000 ordinary shares at an average price of 197.1941 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 273,554,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 273,554,074.

The above figure 273,554,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Compa ıy	Morgan Crucible Co PLC
TIDM	MGCR
Headlir e	Transaction in Own Shares
Releas d	17:15 23-Jan-08
Numbe	4190M

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 23 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 170,000 ordinary shares at an average price of 191.5882 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 273,714,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 273,714,074.

The above figure 273,714,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:15 22-Jan-08
Number	3269M

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 22 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 190,000 ordinary shares at an average price of 187.8882 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 273,884,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 273,884,074.

The above figure 273,884,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:23 21-Jan-08
Number	2379M

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 21 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 230,000 ordinary shares at an average price of 180.154 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 274,074,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 274,074,074.

The above figure 274,074,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:58 18-Jan-08
Number	1323M

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 18 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 190,000 ordinary shares at an average price of 188.4046 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 274,304,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 274,304,074.

The above figure 274,304,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:13 17-Jan-08
Number	0388M

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 17 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 180,000 ordinary shares at an average price of 185.0278 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 274,494,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 274,494,074.

The above figure 274,494,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:20 16-Jan-08
Number	9437L

The Morgan Crucible Company plc announces that on 16 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 182.9250 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 274,674,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 274,674,074.

The above figure 274,674,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:19 15-Jan-08
Number	8497L

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 15 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 210,000 ordinary shares at an average price of 187.7813 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 274,874,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 274,874,074.

The above figure 274,874,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:18 14-Jan-08
Number	7519L

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 14 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 140,000 ordinary shares at an average price of 190.5357 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 275,084,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 275,084,074.

The above figure 275,084,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:12 11-Jan-08
Number	6500L

The Morgan Crucible Company plc announces that on 11 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 170,000 ordinary shares at an average price of 186.6765 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 275,224,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 275,224,074.

The above figure 275,224,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:15 10-Jan-08
Number	5538L

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 10 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 190.325 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 275,394,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 275,394,074.

The above figure 275,394,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:17 09-Jan-08
Number	4560L

The Morgan Crucible Company plc announces that on 9 January 2008 it purchased for cancellation from JPMorgan Cazenove Limited 170,000 ordinary shares at an average price of 193.7520 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 275,594,074 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 275,594,074.

The above figure 275,594,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

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